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Exhibit 99(c)(2)

Project Chicago

Board presentation
16 June 2002

Assumptions and Qualifications

  •
  The conclusions in this report are based on the economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect these conclusions which we are under no obligation to update, revise or reaffirm.

  •
  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or furnished to us by JSG, or otherwise reviewed by us for the purposes of this report, and we have not assumed and we do not assume any responsibility or liability therefore.

  •
  In relying on publicly available financial forecasts from various equity research analysts, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by such analysts as to the expected future results of operations and financial condition of JSG.

  •
  We have relied upon the management and the other information reviewed in our due diligence as to the perceived benefits and strategic rationale of the proposed transaction to JSG and as to the reasonableness and achievability of the projected cost savings (including the assumptions and basis therefore) resulting from the proposed transaction and with the management's consent we have assumed that such projections, including without limitation projected cost savings resulting from the proposed transaction, reflect the best currently available estimates and judgements of the management and such projections and forecasts will be realised in the amounts and time periods contemplated thereby.

  •
  We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JSG nor have we made any physical inspection of the properties or assets of JSG.

  •
  MDP and the Management have advised us, and we have assumed, that the final terms of the transaction documents will not vary materially from those set forth in the draft dated 16 June, 2002 reviewed by us.

  •
  This report dated 16 June, 2002 reflects our formal report to the independent directors of JSG in connection with the MDP proposal. As a result, this report presents a complete summary of our advice to date and supersedes any prior preliminary reports and advice furnished previously to the independent directors from us. This report is provided solely for the benefit of the independent directors of JSG and is not on behalf of, and shall not confer rights or remedies upon, any holder of securities at JSG or any other person other than the independent directors of JSG. This report must not be used for any other purpose, or reproduced (other than for the independent directors of JSG and their advisors), disseminated or quoted at any time and in any manner without our prior consent, save that it may be reproduced and filed in its entirety with the U.S. Securities and Exchange Commission. This report may not be relied upon by any third party for any purpose whatsoever.

Introduction and MDP proposal

SECTION 1

MDP proposal

  •
  €2.15 per fully diluted share, excluding SSCC shares

  •
  SSCC shares to be distributed pro rata to JSG shareholders, one SSCC share per 16 JSG shares

  •
  Proposal to be implemented via public offer simultaneously with court approved capital reduction

  •
  LBO structure: Debt / Equity mix of 82% / 18%, reflects use of €125 million SPV re surplus assets

  •
  Cash confirmation and financing to be provided by Deutsche Bank

Value per share

(€)
MDP offer	2.15
SSCC shares(1)	1.11

Total value	3.26

Value of proposal

(€m)
MDP offer	2,360
SSCC	1,276

Total value	3,636

Notes:

(1)
Based on a 20 day average SSCC share price of US$16.68 to 14 June and 20 day average $/€ rate of 0.9350 Actual value may be higher or lower based on actual SSCC trading price

(2)
Share price as at 12 June €3.15

(3)
Share price as date of approach announcement—€2.67

(4)
SSCC shares have traded in the range US$12.15-US$17.95 in the last 12 months ended 1 May 2002

Key conditions of MDP's proposal

  •
  80% acceptances, waivable to 50%

  •
  Competition clearances

  •
  Ireland and other European countries

  •
  HSR

  •
  JSG shareholder approval of management participation

  •
  Interconditional on distribution of SSCC shares

  •
  No material adverse change prior to closing

  •
  No materially misleading disclosure

  •
  No undisclosed material environmental liabilities

  •
  Net debt at the last month end prior to closing total being not in excess of specified amount which allows for a €200 million increase in working capital and general headroom of €100 million

Methodology and key assumptions

  •
  We have reviewed the value of the business on a standalone basis, taking into account

  •
  share price performance over the past five years and versus sector

  •
  the premium of the offer versus the market price over the last three years

  •
  its trading valuation versus the most comparable of its peers

  •
  We have considered JSG's take-over value using the following methodologies

  •
  comparable transaction precedents

  •
  discounted cash flow

  •
  leveraged buyout model

  •
  We have carried out limited due diligence on Jefferson Smurfit. This has involved

  •
  review of publicly available information, including audited financial statements

  •
  a review of the transaction documents

  •
  a review of management financial projections

  •
  detailed discussions with management concerning certain aspects of the transaction and of valuation issues

  •
  a review of maintainable EBITDA

  •
  a review of MDP's due diligence documents (provided pursuant to Rule 20.3)

  •
  we have assumed and relied, without independent verification, upon the accuracy and completeness of the information and data publicly available or furnished to, or otherwise discussed with, us from JSG

  •
  We have reviewed industry trends to assess

  •
  the prospects of the industry

  •
  the likelihood of achieving the management financial projections

  •
  We have taken into account an assessment of alternatives

Industry overview

SECTION 2

Market outlook

  •
  Recent European demand for corrugated has been weak, with the market growing only 0.5% in 2001. Some recovery is anticipated in 2002, with volume growth forecast at 2%

  •
  Though corrugated and containerboard prices have fallen, in comparison to previous downturns prices have been more resilient, particularly in comparison to pulp (NBSK) as can be seen in the chart on the next page. This is primarily due to improved supply discipline, capacity reduction (particularly in US) helped by higher levels of industry consolidation and, to an extent, the weak Euro

  •
  This has allowed a good level of industry profitability in 2001, further helped by the low price of waste paper (the key raw material for waste based containerboard, representing approximately 70% of European capacity)

  •
  Currently the industry is in a state of flux. It is seeking to implement €40-60 / tonne price rises in containerboard, both to recover substantially higher waste paper costs, which have risen in response to increased demand, particularly in Asia, and to compensate for price falls in early 2002. Though initial indications are positive, the implementation of this, and any future price rises is uncertain

  •
  The key to any long term price improvement and industry profitability is the implementation of price increases in corrugated packaging. Typically, this happens 1-2 months after a rise in containerboard prices

  •
  The corollary of the more resilient pricing is that future price increases are expected to be more limited. Hence there is unlikely to be a major upswing in profitability as was experienced in 1995

  •
  One factor likely to dampen the potential for higher prices is increased waste based containerboard capacity coming on stream (Palm 600kt in 2002, Mossburger and Jass 600 kt combined in 03/04) which will lead to greater excess capacity. To maintain pricing will require ongoing supply discipline

  •
  A weaker dollar may lead to some imports of Kraftliner from North America and may limit price expansion of Kraftliner in Euro terms

Sector update

European pricing outlook

Source:    UBS Warburg estimates (June 2002)

Consolidation

  •
  The corrugated industry continues to consolidate, with all the leading players building operations through acquisitions

  •
  the market share of the top three producers is now 37% compared to 19% in 1997

  •
  however, the market remains relatively fragmented, with a significant number of private companies

  •
  It is anticipated that the consolidation process will continue as

  •
  high regional market shares (25%+) provide significant operational and market benefits

  •
  companies seek to integrate so as to balance their paper manufacturing and corrugated conversion operations

  •
  companies seek to expand their pan-European presence both to supply on pan-European basis and to "follow" key customers as they streamline their European production operation

  •
  operational and market synergies from consolidation can be achieved

  •
  Additionally, given the low growth nature of the European corrugated market (2-4%) and long term trend of real price decline, company growth can only be achieved through consolidation

Consolidation (continued)

European corrugated and containerboard producers

Source: SCA estimates

Consolidation (continued)

Top ten European paper companies by market capitalisation

Ranking

	1996	(US$bn)		2002	(US$bn)
1	StoraEnso	4.3	1	StoraEnso	11.6
2	SCA	3.8	2	UPM-Kymmene	9.1
3	UPM-Kymmene	3.0	3	SCA	7.8
4	JSG	2.9	4	Sappi	3.0
5	AssiDomän	2.7	5	JSG	2.6
6	Holmen	2.4	6	Norske Skog	2.4
7	KNP BT	2.3	7	Holmen	1.9
8	Sappi	1.9	8	M-real	1.4
9	David S Smith	1.4	9	Portucel	1.0
10	Metsä-Serla	1.0	10	DS Smith	0.8

Source:    Datastream (10 June 2002)

  •
  The paper and packaging sector continues to consolidate, as investors increasingly demand larger, and more liquid stocks. Though JSG has only dropped by one in the rankings since 1996, it was then of a similar size to the top 3, but is now approximately a third of the size of the third player

JSG relative position

  •
  JSG's track record of a very disciplined approach to capex, preferring to buy rather than build, has led to a good return on invested capital, but with the quality of its asset base being viewed as average

  •
  asset base in line / above DS Smith but inferior to SCA

  •
  JSG has also suffered from UK difficulties and it is perceived to need to rationalise its smaller mills/plants

  •
  JSG does, however, have a number of additional positives

  •
  one of only three companies to have a good pan-European platform (others being Kappa and SCA)

  •
  leading European Kraftliner producer with two worldclass Kraftliner mills (Facture and Nettingsdorfer)

  •
  geographic diversity from Latin American and North American operations (33% of sales in 2001), though investors place a higher risk factor on Latin American operations

  •
  From a competitive perspective, JSG's major competitors fall into two groups

  •
  large quoted companies such as SCA and Mondi / Anglo American Corporation

  •
  private, family controlled companies, not subject to equity market discipline, operating on a regional basis often with new, low cost operations such as Palm, Saica, Emin Leydier Prowell

  •
  the one exception is Kappa, which is of a similar size to JSG but has historically invested more heavily in its operations and thus is both low cost and focused

Source:    SCA estimates, company reports

Note:    Numbers indicate No. of machines, includes new Palm machine

Trading value

SECTION 3

Share price performance

Source:    Datastream (competitors and index rebased to JSG share price), 1 May 2002

  •
  Over the five year period the JSG share price has increased by 29%. The sector has increased by 55%

  •
  The share price as at 1 May of €2.67 implies a pre-announcement value for the core business ex-SSCC of €1.55 / share

Trading multiples

	EV / EBITDA			EV / EBITA
	2001 (x)	2002 (x)	2003 (x)	2001 (x)	2002 (x)	2003 (x)
European
DS Smith	5.8	5.6	5.1	10.4	10.1	8.9
SCA	6.5	6.5	6.2	10.4	9.8	9.1
StoraEnso	6.8	7.0	5.5	11.4	12.5	8.8
JSG (consensus)(1)(2)	4.8	5.1	4.7	7.5	8.5	7.2
US
PCA	7.1	8.7	6.6	11.0	15.7	10.2
SSCC	8.9	10.6	6.6	15.7	18.6	9.1

Notes:

(1)
As at close on 1 May 2002, JSG ex SSCC, 10% discount applied to value of SSCC

(2)
This assumes JSG analyst consensus EBITDA forecast of €644 million in 2002 and €705 million in 2003

•
JSG has consistently traded at, and we believe is likely to continue to trade at, a discount to its peers in its current form due to:

•
business mix

•
holding company discount

•
SSCC stake gives no cash flow

•
Irish shareholder base reducing weighting—selling on strength

•
perceived inability to rationalise certain costs and realise certain assets

•
unfavourable shareholder perception

SSCC share price performance

  •
  SSCC is a large, well researched US stock with good liquidity in its shares

  •
  SSCC is listed on NASDAQ and SEC registered

  •
  It has traded in the range US$9.63-US$25.06 in the last three years

Selected analysts' view

Broker	Date	Pre-announcement target (€)	Recommendation	2002E EBITDA	Take out price targets
ABN AMRO	21-Feb-02	3.30	Buy	651(2)	€3.30-3.50 (14-May-02)
CSFB	21-Feb-02	—	Hold	654(2)	€3.40-3.65 (13-May-02)
SSSB	08-Apr-02	2.90	Neutral	593(2)	€3.20 (10-May-02)
Deutsche	Feb-02	3.44	Strong Buy (Assumes US re-rating)
Merrill Lynch	22-Feb-02	3.90	Strong Buy	579(1)	€3.90-4.20 (09-May-02)
UBS Warburg	26-Apr-02	3.10	Strong Buy	505(1)
Goodbody	25-Feb-02	2.50	Hold	510(1)	€3.50 (09-May-02)
Merrion	30-Apr	3.00
NCB	22-Feb-02	3.30	Buy	490(1)
Davy	21-Feb-02	3.00	—	546(1)
JSG projection as of April 2002		—	—	562(1) / 634(2)

Source:    Published analysts' reports

Notes:

(1)
Excludes Munksjö

(2)
Includes Munksjö

(3)
Assumes 0.9 € / US$ for US$ price targets

Implied trading value (JSG ex SSCC)

  •
  Given JSG's business mix, we believe a fair trading value for JSG core (ex SSCC) should be at a modest premium to DS Smith and a discount to SCA—the key competitor companies

  •
  We believe a range of 5.6 -5.8x 2002 EBITDA and 5.1-5.4x 2003 EBITDA and 9.8-10.0x 2002 EBITA and 8.8-9.0x 2003 EBITA would generate a fair trading range. This would imply a trading value range for JSG ex SSCC of €1.80-2.05

  •
  The historic share price performance suggests that such a trading value is unlikely to be achieved in the absence of significant corporate / strategic change due in part to the factors outlined on page 16

Takeover valuation

SECTION 3

Offer premium analysis

Source:    Datastream, 1 May 2002

  •
  The €2.15 per share offer represents a 38% premium to the core JSG share price prior to the approach announcement (22% including SSCC)

  •
  On a 6 month average basis, the proposal represents a 54% premium to the core value (28% including SSCC)

Historic share price highs and lows

	JSG ex SSCC	Offer price premium (%)
2 years
High	1.56	38
Low	0.84	155
Mean	1.19	81
1 year
High	1.56	38
Low	0.97	122
Mean	1.25	71
6 months
High	1.56	38
Low	1.17	84
Mean	1.39	54
3 months
High	1.56	38
Low	1.35	59
Mean	1.47	46
1 day(1)	1.56	38

Note:

(1)
As at 1 May 2002, the day prior to the approach announcement

•
The offer value of €2.15 per share represents a premium of 38% to the maximum core JSG share price on a two year view

•
The two year average premium is 81%

Management projections1, 2

(€m)	2001PF		2002PF		2003F	2004F	2005F	2006F
Sales	5,176		4,854		5,163	5,490	5,587	5,387

Total EBITDA	677	(2)	651	(2)	698	788	807	686

growth (%)			(3.3)		7.3	12.9	(2.4)	(15.0)
margin (%)	13.0		13.4		13.5	14.4	14.4	12.7

Total EBIT	405		383		415	505	524	403

Analyst consensus EBITDA(2)	677		644		705
Capex(3)	217		218		226	233	238	242

Notes:

(1)
We have been advised by the management that such projections were reasonably prepared on bases reflecting the best available estimates and judgements of the management as to the future performance as of April 2002. See page 25 for discussion of current trading

(2)
Adjusting from full year figures for one off items and 12 months of Munksjö, detailed in Appendix 1

(3)
Adjusted from management projections to grow in line with inflat ion from 2004

•
The projections shown above were provided by management to MDP as part of MDP's due diligence exercise

•
The projections have been prepared by the corporate planning department to provide a view of the likely EBITDA outcomes that may be generated over the period of the projections

•
The projections are based on a top down analysis of the business extrapolating from 2001 historic data based on management assumptions of price over a cycle, volume, margins and ongoing operational cost take outs

•
The projections were not prepared in line with the company's normal budget setting process and as such do not constitute budgeted or forecast numbers

Other key valuation assumptions

Key assumptions	(€m)
Net debt post Munksjö	1,579	(1)
Minorities (market value)	191
Shares in issue undiluted (m)	1,086
Shares in issue diluted (m)	1,141	(2)

Note:

(1)
Pro forma—see Appendix 1

(2)
Expected diluted shares In issue Sept1-15 2002

•
Our valuation is based in part on the above projections which were prepared by management taking into account that they fall within the range of analyst consensus forecasts as adjusted

•
We have discussed with management the reasonableness of the projections and the current trading environment

•
Our valuation has taken into account the value of certain associ ates and non-core / non-operating assets

•
Net debt is sensitive to currency fluctuations—a 1 cent increase in the value of the Euro decreases debt by c. €10 million

Current trading

  •
  The 2002 projections are highly dependent on achieving announced price increases for paper and some increase in corrugated prices.

  •
  At the end of April, results were marginally ahead of budget and in line with 2001

  •
  Trading in May was below monthly budget:
  •
  waste paper prices are currently high

  •
  JSG has been unable to pass on cost increases, causing a profit squeeze

  •
  June and July are expected to be difficult months
  •
  The overhang of new capacity, e.g. Palm Mill, may result in delay or reduction of assumed price increases

  •
  Management believes that there is a greater chance of missing budget than exceeding based on current trading trends
  •
  if price increases do not occur when expected or wastepaper prices increase further the budget may not be achieved
  •
  In addition, there is a risk of incurring losses in the Argentinean business due to the current difficult economic situation in that country

  •
  There is some risk that a weaker dollar may lead to some imports from the US

Additional value—associates / trade investment

Key investments
Duropack
Lecta
Lee Fung Asco
Navarra
Sultana
  •
  JSG has a number of associate investments and one large trade investment

  •
  Certain of these investments are publicly listed while others are private companies

  •
  Based on market values/private company valuations, the gross value of these investments is approximately €191 million

  •
  The values are based on management estimates. We have reviewed these estimates for the larger assets for reasonableness

  •
  We understand that these assets have not been sold previously because they are strategic investments, for example in China, and / or are important consumers of JSG produced Linerboard

  •
  Given the illiquidity of the assets, the trading importance and the size of holdings, we have applied a discount of 20% to arrive at an estimate of the realisable value for JSG of €153 million

  •
  This is equal to 13c per share and this value of associates is reflected in all our valuation analysis

Non-core assets and non-operating assets

  •
  Management have provided us with a list of non-core and non-operating assets, which may be sold after the offer or which are in the process of being sold

  •
  we have reviewed the valuations of the major assets based on third party valuation reports or contracted sale terms, as appropriate

  •
  the gross valuation of these assets is €261 million

  •
  we have received confirmation from management that all non-operating assets have been identified

  •
  Incorporating a discount for the realisability of the assets implies a value for these assets of €181m, equal to 16c per share

  •
  This value has been included in our precedents, DCF and LBO valuations, but not in the trading value since the market is unlikely to ascribe value to these assets unless sold

  •
  Where appropriate, we have adjusted management projections to take account of the EBITDA attributable to the assets, to avoid double counting

Cost savings

  •
  As part of the process of developing the proposal with MDP, management have estimated the potential cost reduction that might be achieved following a transaction

  •
  This falls broadly into two categories

  •
  cost savings that can be made once JSG is no longer operated as a public listed company (cost savings)

  •
  cost efficiencies if the business were to be run with a view to cash flow maximisation (cost efficiencies)

  •
  The value of these cost reductions (savings and efficiencies) in total is estimated to be €22m in 2003 rising to almost €34 million p.a. in 2006, of which €11m are attributable to costs savings and €23m to cost efficiencies

  •
  We have incorporated these cost savings and efficiencies into the LBO model

  •
  We have not included the cost savings in the DCF as these may not be achievable to JSG in its current form.

  •
  We have calculated the value of the cost efficiencies on a DCF basis for indicative purposes although there is no certainty that such efficiencies can be achieved

Precedent transactions analysis

Key precedents	Ann. date	EV (€m)	EV / LTM EBITDA (x)	EV / LTM EBITA (x)
La Rochette	Jan-02	265	6.4	10.5
Assi Corrugated	Mar-01	1,146	5.9	9.1
Munksjö	Jan-02	569	7.0	11.6
Kappa	Feb-98	1,541	7.2	13.3
  •
  There are almost no directly comparable precedent transactions

  •
  We believe one of the best precedents is the Assi transaction given its similar business mix and size. It is also relatively recent making the multiples more comparable in this cyclical industry

  •
  The Assi paper assets are mainly European whereas the JSG business includes Latin American assets (c. 20% of 2002 EBITDA) which in general would attract a lower multiple. In addition Kappa would have enjoyed significant synergies in the Assi transaction

  •
  La Rochette was a smaller and more specialised business which would probably command a premium value to JSG. Similarly Munksjö has a different business mix focused on specialty papers, Munksjö multiple is inflated to non-recurring operational difficulties and lack of contribution from immediately available new capacity

  •
  The Kappa transaction is generally perceived as a premium price which was paid for higher quality assets than JSG with a less cyclical and better growth profile

Multiples implied by MDP proposal

EBITDA multiple (excl. value of non-operating assets)

EBITA		2.10	2.15	2.30	2.50
2001	€677m	5.8x	5.8x	6.1x	6.4x
2002	€651m	6.0x	6.1x	6.3x	6.7x
LTM	€664m	5.9x	6.0x	6.2x	6.5x
  •
  The offer multiple is broadly in line with the Assi precedent on an EBITDA basis

  •
  If the value of the non-operating and non-core assets is included in the calculation, the multiple is reduced by 0.3x

  •
  If costs are included in the calculation the multiple increases by 0.3x

Multiples implied by MDP proposal (continued)

EBITA multiple (excl. value of non-operating assets)

EBITDA		2.10	2.15	2.30	2.50
2001	€405m	9.6x	9.8x	10.2x	10.7x
2002	€391m	10.0x	10.1x	10.6x	11.1x
LTM	€398m	9.8x	10.0x	10.4x	10.9x
  •
  The offer multiple represents a premium to the Assi precedent on an EBITDA basis

  •
  If the value of the non-operating and non-core assets is included in the calculation, the multiple is reduced by 0.4x

  •
  If costs are included in the calculation the multiple increases by 0.3x

DCF

Key assumptions

•	Capex growth	2%	•	Associates	€153m
•	Tax rate	33%	•	Non-operating assets	€181m
	WACC				WACC
Perpetual growth				EBITDA multiple
	8.5%	9.0%	9.5%		8.5%	9.0%	9.5%
0%	2.04	1.87	1.72	5.5x	2.26	2.17	2.08
1%	2.25	2.05	1.87	5.75x	2.34	2.25	2.16
2%	2.52	2.27	2.06	6.0x	2.42	2.33	2.23
  •
  The WACC of the JSG business is estimated at c. 9.0%, depending on underlying CAPM assumptions

  •
  A significant proportion of the value of the DCF is in the terminal value, making the result highly sensitive to the terminal value growth assumption

  •
  The addition of the cost efficiencies detailed earlier would increase the value by c. 20-25c, if achieved

LBO analysis

Our key assumptions (based on €2.15 / share offer)

Total debt (€m)—82%	3,340	Annual LBO cost savings by 2005 (€m)	31
Total equity (€m)—18%	732	Non operating assets (€m)	181

	4,072	% free equity to management	8

2001 EBITDA entry multiple (x)	6.0	Costs and fees on exit (%)	5
Net debt / 2001 EBITDA (x)	4.7	Associate value on exit (€m)	153
2002 EBITDA / interest cover (x)	2.5	Projections—as per management
Fees on acquisition (%)	4.6%	Mid-cycle adjusted EBITDA—2005 (€m)	731
  •
  We have modelled the LBO based on the financing assumptions in the latest proposal from MDP and taking management projections and estimates

  •
  We have derived the implied IRR for the investment, assuming an exit in either 2005 or 2006

  •
  The critical determinent of IRR is the exit EBITDA multiple. We have selected a multiple range and applied this to 2005 and 2006 projected EBITDA and an estimated "mid cycle" EBITDA, which takes account of the cyclicality of the business

LBO—IRR analysis

2005 IRR

	Offer value (€)
Exit multiple
	2.10	2.15	2.20	2.30
5.50x	32.4%	29.1%	26.1%	20.9%
5.75x	36.5%	33.0%	29.9%	24.6%
6.00x	40.2%	36.7%	33.5%	28.0%

2006 IRR

	Offer value (€)
Exit multiple
	2.10	2.15	2.20	2.30
5.50x	16.7%	14.5%	12.4%	8.8%
5.75x	19.8%	17.4%	15.3%	11.7%
6.00x	22.5%	20.2%	18.0%	14.3%

Mid-cycle adjusted EBITDA 2005 IRR

	Offer value (€)
Exit multiple
	2.10	2.15	2.20	2.30
5.50x	18.3%	15.3%	12.6%	8.0%
5.75x	22.8%	19.8%	17.0%	12.2%
6.00x	27.1%	23.9%	21.0%	16.0%

LBO (continued)

  •
  The exit EBITDA multiple range selected is 5.5x—6.0x

  •
  The lower end of the range reflects a possible IPO exit multiple

  •
  this represents a significant re-rating from current trading multiples, net of an IPO discount which may be as high as 10-20%

  •
  The high end of the range represents a potential take out multiple, which may be achieved through a future sale of the business assuming a willing buyer exists

  •
  Given the high level of gearing implied by the financing package and the inherent risk in purchasing a cyclical business, we would expect MDP to be seeking an IRR in excess of 25%

  •
  On the basis of a mid cycle exit the current price of €2.15 would represent a return of 15.5%—24.0% based on multiples of 5.5x-6.0x

Valuation of JSG ex SSCC—summary

Notes:

Value is pre SSCC but including associates

(1)
As at 1 May, day prior to announcement

(2)
Includes non-operating and non-core assets

Assessment of alternatives

SECTION 4

Overview of alternatives

  •
  In forming our view of the financial terms of the MDP proposal, we have had regard to the strategic alternatives that have been investigated by the company, namely:

  •
  status quo

  •
  sell SSCC and use proceeds to repay debt/tidy up portfolio

  •
  spin-off SSCC

  •
  sell the company to another bidder

  •
  Given the historic discount that JSG's shares have suffered and management's publicly stated intention to increase shareholder value, we do not believe that the status quo option is viable

  •
  We believe the failure to reach agreement with MDP or any other party would have a significantly detrimental impact on the share price given the absence of any bidder and the unwinding of the position of arbitrageurs

  •
  JSG's principal strategic alternative is a sale or spin-off of its SSCC stake. This is considered in more detail in this section

Overview of alternatives (continued)

  •
  In March, April and May 2001 representatives of JSG and SSCC had discussions on the possible combination of both companies. A number of transaction structures were explored but the representatives were unable to find a formula which they believed would properly value their respective companies. Accordingly, discussions terminated in early May 2001

  •
  In late autumn 1999, JSG was contacted by an unaffiliated third party with respect to the possibility of a transaction in which the third party would merge with JSG following the Spin-Off of JSG's shares in SSCC to JSG Shareholders. Discussions were held intermittently in 1999 and 2000 and led to a series of discussions held over a number of weeks in May/June 2001 between JSG, the third party and their respective advisers. These discussions were terminated in mid-June 2001 by mutual agreement when the third party concluded that it could not effectively value the JSG Shares at more than €1.90 plus the distribution of the SSCC Shares

  •
  MDP's formal approach was conditional on JSG agreeing not to solicit alternative proposals, subject to JSG's obligations under the Irish Takeover Code, during the period that MDP required to perform due diligence and formulate a proposal. Accordingly, UBS Warburg and IBI were not asked to and did not solicit alternatives. However, JSG did make MDP's formal approach public on May 2 in accordance with its obligations to the Irish Stock Exchange

  •
  Since the announcement on 2 May of MDP's approach, one other preliminary approach has been received from an unaffiliated financial party. At present, this party has requested detailed information under Rule 20. This information is being provided by the Independent Committee. At present there can be no assurance that this approach will lead to an offer

Sale or spin off of SSCC stake

  •
  The SSCC stake represents a significant component of the current JSG share price. The lack of dividend payments by SSCC has resulted in the asset acting as a constraint on JSG's financial flexibility to grow through further acquisitions

  •
  One alternative would be for JSG to sell its stake in SSCC and use the proceeds to repay debt and tidy up its portfolio

  •
  We consider it unlikely that there is a trade buyer who would be willing/capable of acquiring the stake given its size, regulatory issues and the current financial status of the most likely acquirors. To date the Company has not been approached by a third party in relation to this stake

  •
  Accordingly, we believe that the most likely way to achieve a sale is through a secondary sale of the stake in the market. We have modelled the value to JSG of this option

  •
  Our value analysis is predicated on achieving a re-rating of the JSG core post sale, reflecting the reduction of the holding company discount and JSG's improved financial flexibility. Taking account of this re-rating, our analysis shows a value of more than 10% below the MDP proposal

  •
  We have also reviewed the pros and cons of a spin-off. While technically feasible, it raises no proceeds for JSG and the company would remain financially constrained

Sell SSCC stake

... pay down debt, buyback and restructure portfolio

  •
  Sale of c. €1,000 million of SSCC at 10% discount

  •
  we believe this is the maximum that could be sold in the market at any one time

  •
  Buyback of €200 million to counteract flowback

  •
  €219 million net cost for sale of Canada and purchase of SSCC Europe

  •
  Re-rating of core business by market

  •
  base assumption; 10% rerating to 5.6x 2002 EBITDA multiple

(€m)
Net proceeds of sale	900
Acquisition / disposal	(219)
Buyback	(200)
Paydown	(481)

EV / EBITDA (x)	5.6
Core 2002 EBITDA	651
PF 2002 EBITDA	666
EV	3,731
Minorities	(65)
Adjusted net debt	(1,098)
Equity value	2,568

Equity value per share
Re-rated core share price	2.36
Buy back value	0.18
Associates	0.13
SSCC rump (€281m)	0.26

Total(1)(2)	2.94

Notes:

(1)
Based on 1,086 share in issue

(2)
Does not include 16c of non-operating assets

Re-rating potential

  •
  The value increase of this alternative is driven principally by the re-rating assumption

  •
  a 10% re-rating as assumed in the number on the previous page from 5.0x-5.6x equates to c. 35c per share

  •
  If JSG were to be re-rated to EBITDA multiples of 5.4x-5.8x, the values implied by our analysis would range from €2.80-€3.05 / share

  •
  The re-rating will be driven by the reduction in the holding company discount and improved financial flexibility

  •
  Various factors may result in delay in achieving this re-rating

  •
  need to communicate new strategy

  •
  churn in shareholder base

  •
  need to rationalise portfolio

  •
  There is considerable market and execution risk underlying this alternative

Analysis of sale of SSCC shares

Pros		Cons
•	Clears up complex structure	•	JSG may not get re-rating
•	Break up crystallises value of stake / value of core business	•	Execution risk
•	Positive move after period of speculation	•	Selling pressure from US holders uninterested in European play
•	Gives JSG financial flexibility	•	Large sale may not get full value for stake
•	No tax cost to shareholders since no distribution	•	Indicates JSG will not be a US player in short / medium term
		•	Communication of new strategy may prove challenging given current investor positioning
		•	Sale of stake will need shareholder approval
		•	Remaining SSCC stake to be sold

Issues regarding spin off of SSCC shares

Pros		Cons
•	Simple	•	Higher gearing
•	Minimal execution risk	•	Debt covenants may be broken
•	Shareholders who invested to gain exposure to SSCC receive shares		• threat to investment grade status
•	100% exit will give clarity to core JSG	•	No cash to fund strategic moves
	• although no ongoing US exposure	•	Re-rating difficult due to financial constraints

Summary

SECTION 6

  •
  The key reasons that the MDP offer is fair and reasonable from a financial point of view are

  •
  the relatively high premium of the offer for core JSG compared to the pre-announcement price

  •
  the offer price falls within a fairness range taking account of standard valuation methodologies

  •
  the uncertain industry conditions

  •
  the strategic difficulties facing the Company in respect of the SSCC holding

  •
  the continuing undervaluation of the Company

  •
  the likely share price impact of no deal

  •
  a previous approach by an industrial party led to a lower offer price

  •
  the merger discussions with SSCC failed

  •
  the absence of a competing higher offer, notwithstanding public disclosure of MDP's approach

  •
  the proposed transaction terms with MDP require 80% acceptances and do not preclude a bid from a third party

  •
  A sale of the Company other than to MDP remains a credible alternative

  •
  the public announcement on 2 May regarding the discussions with MDP has alerted the market to the possibility of a transaction

  •
  the Irish Take-over Code provides that any other bona fide offeror has the right to access the same information as provided to MDP

  •
  the Independent Directors have the right to assess and recommend other offers that it may receive

  •
  The announcement of a transaction with MDP, taking account of the irrevocable undertakings it is seeking, will not prevent another bidder making an offer until such time as the offer is declared unconditional

Appendix 1

FINANCIAL SCHEDULES

Net debt schedule—estimated as at 30 June 2002

Net debt (Euro)	(€m)
Leases	24	m
Adjustments from Penguin	426	m
Debt—31 Dec 2001	1,554	m
Cash	(440	)m
Deferred acquisition costs	63	m
Cash flow to July 02 (net of final dividends inclusive of exchange adjustments)	(73	)m
Cash locked in the business	25	m

Total	1,579	m

EBITDA schedule

Year ending Dec	Pro forma 2001	Management projected 2002
Operating income subsidiaries	333.9
Depreciation, depletion and amortisation	238.7

EBITDA (as reported)	572.6
Impairment of fixed assets	26.6
Reorganisation and restructuring costs	23.8

Pre-exceptional EBITDA	623.0	561.9
Europe non-recurring	(7.6)	0.0
LatAm non-recurring	(15.0)	0.0
US and Canada non-recurring	(4.9)	0.0
Group Centre non-recurring	(11.0)	0.0

Recurring EBITDA	584.5	561.9
EBITDA of voting assets sold	9.6	(4.7)
EBITDA of non-core operating assets sold	0.0	(1.7)

EBITDA adjusted for businesses sold	594.1	555.6
Munksjö full year EBITDA	83.0	95.5

	677.1	651.1

Contact information

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Tel: +44-20-7567 8000

www.ubswarburg.com

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QuickLinks

  Exhibit 99(c)(2)
  Assumptions and Qualifications
  Contents
  Introduction and MDP proposal
  SECTION 1
  MDP proposal
  Key conditions of MDP's proposal
  Methodology and key assumptions
  Industry overview
  SECTION 2
  Market outlook
  Sector update
  European pricing outlook
  Consolidation
  JSG relative position
  Trading value
  SECTION 3
  Share price performance
  Trading multiples
  SSCC share price performance
  Selected analysts' view
  Implied trading value (JSG ex SSCC)
  Takeover valuation
  SECTION 3
  Offer premium analysis
  Historic share price highs and lows
  Management projections1, 2
  Other key valuation assumptions
  Current trading
  Additional value—associates / trade investment
  Non-core assets and non-operating assets
  Cost savings
  Precedent transactions analysis
  Multiples implied by MDP proposal
  Multiples implied by MDP proposal (continued)
  DCF
  LBO analysis
  LBO—IRR analysis
  LBO (continued)
  Valuation of JSG ex SSCC—summary
  Assessment of alternatives
  SECTION 4
  Overview of alternatives
  Sale or spin off of SSCC stake
  Sell SSCC stake
  Re-rating potential
  Analysis of sale of SSCC shares
  Issues regarding spin off of SSCC shares
  Summary
  SECTION 6
  Appendix 1
  FINANCIAL SCHEDULES
  Net debt schedule—estimated as at 30 June 2002
  EBITDA schedule
  Contact information